RICHMONT MINES INC.
REPORT TO SHAREHOLDERS

2
Second Quarter ended June 30, 2008

For information

Richmont Mines Inc.
1 Place-Ville-Marie
Suite 2130
Montreal, Quebec	Tel.: 514 397-1410
Canada H3B 2C6	Fax: 514 397-8620

info@richmont-mines.com	Listings: Toronto, AMEX

Ticker symbol: RIC	www.richmont-mines.com

MANAGEMENT’S DISCUSSION AND ANALYSIS

(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

GENERAL

The following management’s discussion and analysis is intended to assist you in understanding and evaluating changes in our financial condition and operations for the three month period ended June 30, 2008. We recommend you read this in conjunction with our unaudited interim financial statements for the quarter ended June 30, 2008 and the audited consolidated financial statements for the year ended December 31, 2007 and the accompanying notes. Our financial statements and the related notes to those financial statements are prepared in accordance with accounting principles generally accepted in Canada, or Canadian GAAP. The currency used in this discussion is the Canadian dollar, except where otherwise stated. The data on production are given in metric units, the most widely used method in Canada. More information on Richmont Mines can be obtained from the web sites of SEDAR (www.sedar.com) and the Company itself (www.richmont-mines.com). In addition to historical information, this management’s discussion and analysis contains forward-looking information. Please see “Disclosure regarding forward-looking statements” on page 15.

OPERATIONAL AND FINANCIAL HIGHLIGHTS FOR THE SECOND QUARTER OF 2008

  $30.7 million in cash and cash equivalents with no long-term debt at quarter-end; generated $3.4 million in cash in 2008;

  Revenue increased 27.4% to $16.2 million; precious metals revenue increased 27.8% to $15.6 million;

  Average selling price per ounce was US$903 (CAN$909);

  Average production cash cost per ounce at US$633 (CAN$638), 8.5% below US$692 (CAN$697) in the first quarter of 2008; and

  Exploration and project evaluation expenses totalled $3.7 million, primarily for the Golden Wonder Project.

Our Business. Richmont Mines, headquartered in Rouyn-Noranda, Quebec, Canada, explores for, acquires, develops and produces gold in North America. We currently operate two gold mines in Canada: the Beaufor Mine in Quebec and the Island Gold Mine in Ontario. The Company also maintains a pipeline of exploration and development projects in North America which we believe will facilitate our future growth. Richmont was founded in 1981 and, since it began production in 1991, has produced more than one million ounces of gold from the Francoeur, Beaufor and East Amphi mines, located in Quebec, the Nugget Pond and Hammerdown mines in Newfoundland and, more recently, the Island Gold Mine in Ontario.

Vision and Strategy. Richmont’s vision is to grow to be an intermediate North American producer of gold with three to four operating sites that each produces approximately 60,000 ounces of gold annually and to build reserves of at least one million ounces of gold. Our strategy is to generate positive cash flow and profitable growth enabling us to cost-effectively develop our mining assets, exploit mineralized reserves on properties we own and have acquired, identify new development opportunities and to develop partnerships in order to expand our pipeline of projects, grow our reserve base and increase our production rates. We currently have a strong balance sheet with no long-term debt and cash and cash equivalents of approximately $31 million.

02
JULY 31, 2008	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)

(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Richmont’s management team ultimately seeks to create shareholder value through the continued rationalization and development of existing resources, the utilization of outside resources when necessary to uncover opportunities, and the evaluation of acquisition and partnership opportunities in order to expand the value of our portfolio of mineral properties, build our reserve base and our pipeline of projects and to accelerate our rate of production.

Experienced Management Team. Our history of successful production along with extensive experience in the development of advanced exploration projects has earned management a strong reputation for expertise at cost-effectively recovering gold from underground mines. Our executive team has years of experience in the gold industry, either with Richmont or other larger gold producers.

Pipeline. On July 10, 2008, Richmont announced the completion of the portal rehabilitation work at the Golden Wonder Project, located near Lake City, Colorado, and is proceeding with exploration efforts to identify new mineralized zones. The drilling program will continue through August 2008. Richmont Mines has exercised an option to acquire a 50% joint venture interest in the project. Historically, the Golden Wonder Mine produced a very high grade ore from veins approximately two to three feet in width. Based on positive sampling results and historic production data, the Company plans to invest US$3 million by September 2008 as part of our agreement to earn 50% interest in the project and to commit an additional US$15 million for exploration and development of the project over a 56-month period.

In May, Richmont finalized the parameters of a joint venture agreement with Mountain Lake Resources and completed plans for the project’s 2008 field work. Preliminary site work, including exploration mapping and road and bridge construction, recently started in preparation for a potential drilling program in 2009. Richmont has a 70% interest in the project. The main zone contains Inferred Resources of 1,314,780 tonnes at 8.50 g/t Au (cut at 58 g/t Au) for a total of 359,480 ounces of gold.

03
JULY 31, 2008	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)

(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

PRINCIPAL FINANCIAL DATA1

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2008	2007	2008	2007

KEY PER OUNCE OF GOLD DATA
Average market price (US$)	896	667	910	658
Average selling price (US$)	903	680	920	696
Average selling price (CAN$)	909	731	927	748
Average exchange rate (US$/CAN$)	1.0072	1.0748	1.0072	1.0748[2]
Ounces of gold sold	17,111	16,640	32,106	29,043
Average cash cost (US$ /ounce)[3]	633	399	660	458
Average cash cost (CAN$ /ounce)[3]	638	429	665	492

KEY FINANCIAL DATA (in thousands of CAN$)
Revenue	16,227	12,736	31,188	22,973
Net earnings	37	8,812	443	9,138
Net earnings per share	-	0.36	0.02	0.38
Cash flow from operations	1,326	4,747	3,869	8,065
Investments (disposal) in property, plant and equipment	857	(470)	1,682	1,584

			June 30, 2008	December 31, 2007

Cash, cash equivalents and short-term investments			31,498	29,117
Total assets			87,796	85,976
Shareholders’ equity			61,879	61,813
Shares outstanding (thousands)			23,982	24,053

KEY PER SHARE DATA
Stock Price (at closing)
US$ (AMEX)			2.94	3.25
CAN$ (TSX)			3.00	3.14

1

Throughout this document, the Company uses performance indicators that are not defined according to Canadian generally accepted accounting principles (GAAP), such as the total cash cost of production per ounce sold for each of the Company’s properties, excluding the rates of depreciation per ounce. These performance indicators are widely used in the mining industry. Nonetheless, they are in no way a standard prescribed by GAAP. The Company believes that some investors use these indicators, in addition to the financial information prepared in accordance with GAAP, to evaluate the Company’s performance and its ability to generate cash. Consequently, this information must be considered supplementary and should not under any circumstances be regarded as a substitute for the performance indicators prepared in accordance with GAAP.

2

Average exchange rate used for year 2007.

3

The cash cost includes operating costs and royalties

EXCHANGE RATES

Although Richmont Mines’ financial statements are reported in Canadian dollars, the Company discloses the realized price and cash cost per ounce of gold sold in US dollars.

For accounting purposes, the Company establishes an estimated annual exchange rate at the beginning of the year. On a quarterly basis, the exchange rate is adjusted to the actual year-to-date rate through the end of the quarter and that rate is used to report both year-to-date and quarterly results.

04
JULY 31, 2008	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)

(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

REVIEW OF FINANCIAL RESULTS

Three-month period ended June 30, 2008

Revenue for the second quarter of 2008 was $16,227, a 27.4% increase compared with $12,736 in the second quarter of 2007. In this 2008 quarter, 17,111 ounces of gold were sold at an average price of US$903 (CAN$909) per ounce, compared with 16,640 ounces of gold sold in the same period last year at an average price of US$680 (CAN$731) per ounce. Total precious metals revenue was up $3,385, or 27.8%, to $15,553 in the second quarter of 2008 compared with $12,168 in the second quarter of 2007. Sales from the Island Gold Mine, which commenced production during the fourth quarter of 2007, more than offset the loss of gold sales from the East Amphi Mine, which was closed in mid-2007 and reduced gold sales from the Beaufor Mine.

Net earnings for the three-month period ended June 30, 2008 were $37 compared with net earnings of $8,812 for the same period in 2007, which included a $7,381 gain on the sale of mining assets. In addition, higher operating costs, exploration and project evaluation costs and custom milling expenses more than offset a 2.8% increase in the number of ounces of gold sold at a 24.4% higher average selling price per ounce, in Canadian dollars, and a 37.7% decrease in depreciation and depletion charges as a result of increased mineral reserves which were determined at the end of 2007.

Expenses totalled $17,256 for the three-month period ended June 30, 2008, compared with $3,858 for the same period in 2007, which included a $7,381 gain on the disposal of mining assets, primarily the Company’s East Amphi property. Excluding the gain, the increase in expenses was $6,017, or 53.5%. Operating costs, including royalties, were $10,912, up from $7,140 in the same period the prior year and slightly above $10,444 in the trailing first quarter of 2008. The increased costs in 2008 were incurred mainly at the Island Gold Mine, which has not yet reached projected production levels. The average cash cost of production was US$633 (CAN$638) per ounce of gold sold in the second quarter of 2008 compared with US$692 (CAN$697) in the trailing first quarter. The average cash cost per ounce was US$399 (CAN$429) in the second quarter of 2007, prior to the start of production at Island Gold. The increase in average cash costs per ounce in US$ when compared with the prior year’s period also was impacted by the stronger Canadian dollar. Costs at the Beaufor Mine decreased to US$495 (CAN$498) per ounce of gold sold from US$595 (CAN$599) in the trailing first quarter on measurably improved grade, but were above the cash cost per ounce of US$382 (CAN$411) in last year’s second quarter, on the strengthened Canadian dollar, lower volume and higher mining and milling costs. As results failed to meet projected levels at the Island Gold Mine, cash production costs remained high at US$777 (CAN$782) compared with US$803 (CAN$809) in this year’s first quarter. Included in the gold sales of the second quarter of 2007 were 4,043 ounces from the East Amphi Mine produced at a cash cost of US$453 (CAN$487) per ounce.

Exploration and project evaluation costs were $3,674 in the second quarter of 2008 and reflect the Company’s efforts to grow its reserves. Approximately $861 in exploration costs were incurred at the Beaufor Mine, $455 at the Island Gold Mine and $1,340 at the Golden Wonder project in the current quarter. Moreover, an amount of $850 was included in exploration expenses as a result of a reclassification, for fiscal planning purposes, of exploration tax credits from previous years. During last year’s second quarter, $919 were expensed in exploration costs of which $488 were incurred at the Beaufor Mine, $113 at the Island Gold Mine and $225 at the Valentine Lake project.

05
JULY 31, 2008	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)

(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Administration expenses for the three-month period ended June 30, 2008 were $835, approximately the same as the $833 reported in the same period in 2007. No options were granted during the second quarter of 2008.

The mining and income taxes recovery of $1,238 for the second quarter of 2008 included revenue of $850 as a result of a reclassification, for fiscal planning purposes, of exploration tax credits from previous years and revenue of $326 related to the reclassification of the previous year exploration tax credit applied on property, plant and equipment. For the second quarter of 2007, $184 in mining and income taxes was recovered. The tax recovery came primarily from a reduction of $2,636 in unrecorded future tax assets and by the use of available exploration tax credits of $1,004 from previous years.

Six-month period ended June 30, 2008

Revenue for the first half of 2008 was $31,188, a 35.8% increase compared with $22,973 in the first half of 2007 reflecting increased gold sales at higher prices. In this 2008 period, 32,106 ounces of gold were sold at an average price of US$920 (CAN$927) per ounce, compared with 29,043 ounces of gold sold in the first half of 2007 at an average price of US$696 (CAN$748) per ounce.

Net earnings for the six-month period ended June 30, 2008 were $443, compared with net earnings of $9,138 for the same period in 2007, which included a $7,475 gain on the sale of mining assets. In addition, higher operating costs, exploration and project evaluation costs and custom milling expenses more than offset a 10.5% increase in the number of ounces of gold sold at a 23.9% higher average selling price per ounce, in Canadian dollars, and a 32.9% decrease in depreciation and depletion expenses related to a lower depreciation and depletion rate per ounce calculated on proven and probable reserves at the end of 2007.

Expenses totalled $30,876 for the six-month period ended June 30, 2008, compared with $14,010 for the same period in 2007, an increase of $9,391, excluding the gain on disposal of mining assets. Operating costs, including royalties, for the six-month period ended June 30, 2008 were $21,356, up $7,058, or 49.4%, from $14,298 during the same period last year primarily due to the costs associated with advancing the Island Gold Mine to projected production levels. Island Gold began production during last year’s fourth quarter. The average cash cost per ounce of gold sold was US$660 (CAN$665) in the first half of 2008 compared with US$458 (CAN$492) in the first half of last year, prior to the start of production at Island Gold. Cash cost per ounce at the Beaufor Mine was US$542 (CAN$546), compared with US$449 (CAN$483) in last year’s first half. Last year’s operating expenses included production from the East Amphi Mine, which was shut down during the second quarter of 2007.

Exploration and project evaluation costs were $4,755 during the first half of 2008, compared with $1,529 during the same period in 2007. This increase is mainly due to the exploration program under way at the Golden Wonder project with exploration costs of $1,814 for the first half of 2008 and by the reclassification, for fiscal planning purposes, of exploration tax credits from previous years of $850.

Administration expenses for the six-month period ended June 30, 2008 increased slightly to $1,662 compared with $1,636 in the same period in 2007. Stock-based compensation expense for the period was $276, approximately the same as $282 during last year’s six-month period. Of the 70,000 options granted during the first six months of 2008, a total of 30,000 options represented renewals of expired options for employees, and the balance of 40,000 options represented the granting of options to new employees. The weighted average fair value, calculated according to the Black & Scholes valuation model as of the date on which each option was granted, was $1.15, compared with $1.01 for the same period in 2007.

06
JULY 31, 2008	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)

(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

For the six-month period ended June 30, 2008, the mining and income taxes included revenue of $850 as a result of a reclassification, for fiscal planning purposes, of exploration tax credits from previous years, revenue of $326 from the reclassification of exploration tax credits recorded in 2007 against property, plant and equipment and mining duties expense of $175 from previous year. For the same period in 2007, $307 in mining and income taxes was recovered. The tax recovered was primarily from a reduction of $2,649 in unrecorded future tax assets and the use of available exploration tax credits of $1,314 from previous years.

SUMMARY OF OPERATIONS

Island Gold Mine1

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2008	2007	2008	2007

Tonnes	39,818	-	71,506	-
Head grade (g/t)	6.85	-	7.02	-
Recovery (%)	95.86	-	95.39	-
Recovered grade (g/t)	6.57	-	6.70	-
Ounces sold	8,409	-	15,401	-
Cash cost per ounce (US$)	777	-	790	-

Investment in property, plant and equipment (thousands of CAN$)[2]	566	(421)	1,041	1,555
Exploration expenses (thousands of CAN$)	455	113	767	227

Deferred development metres	146	-	264	-

Metres of exploration drilling
Definition	-	-	-	-
Underground	3,755	3,517	8,236	6,992

1

In its consolidated financial statements, Richmont Mines consolidated 100% of the Island Gold project, in compliance with AcG-15, which stipulates that a holder of variable interests must consolidate the accounts if it intends to assume the majority of the expected losses and/or receive the majority of the residual returns of the variable interest entity (VIE). As Richmont Mines holds a 55% stake in the unincorporated joint venture, and as its share of the earnings and/or losses will differ from the percentage that it owns, the Company is therefore considered the primary beneficiary of the VIE.

2

During the three-month period ended June 30, 2008, Richmont Mines cancelled previous year exploration tax credits totalling $326. For the year 2007, the information presented is attributable to the advanced exploration program, including development and exploration activities, performed during this period. An amount of $5,766 from gold sales was applied against investment of the three-month period ended June 30, 2007 for a total of $11,681 for the six-month period ended June 30, 2007.

The Island Gold Mine, which began commercial production in October 2007, is progressing at a slower pace than anticipated mainly due to a shortage of skilled labour in the mining industry. During the 2008 second quarter, 39,818 tonnes of ore were processed at an average recovered grade of 6.57 g/t, and 8,409 ounces of gold were sold at an average price of US$895 (CAN$901) per ounce. In the trailing first quarter of 2008, 31,688 tonnes of ore were processed at an average recovered grade of 6.86 g/t, and 6,992 ounces of gold were sold at an average price of US$930 (CAN$937) per ounce.

During the six-month period ended June 30, 2008, 71,506 tonnes of ore were processed at an average recovered grade of 6.70 g/t, and 15,401 ounces of gold were sold at an average price of US$910 (CAN$917) per ounce. The cash cost of production per ounce was US$790 (CAN$795) during the first half of the year as the mine produced at around 60% of its design capacity.

Although there was a 25.7% improvement in processed tonnes during the second quarter compared with the trailing first quarter of 2008, ore output from production stopes was lower than forecasted due to lower productivity from the long-hole contractor and delays in stope sequencing which adversely impacted results and contributed to a relatively high cash cost of US$777 (CAN$782) during the quarter. The Company continues to address this situation as it strives to advance the mine to its projected level of production.

07
JULY 31, 2008	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)

(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Beaufor Mine

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2008	2007	2008	2007

Tonnes	29,062	39,874	59,759	69,574
Head grade (g/t)	9.45	9.93	8.85	8.50
Recovery (%)	98.54	98.96	98.29	98.87
Recovered grade (g/t)	9.31	9.83	8.69	8.41
Ounces sold	8,702	12,597	16,705	18,808
Cash cost of production per ounce (US$)	495	382	542	449

Investment in property, plant and equipment (thousands of CAN$)	26	81	106	81
Exploration expenses (thousands of CAN$)	861	488	1,411	848

Metres of exploration drilling
Definition	2,801	1,614	4,550	2,166
Underground	9,582	6,648	15,439	12,190

During the second quarter of 2008, 29,062 tonnes of ore from the Beaufor Mine were processed at an average recovered grade of 9.31 g/t, and 8,702 ounces of gold were sold at an average price of US$910 (CAN$917) per ounce. In the same quarter of 2007, 39,874 tonnes of ore were processed at an average recovered grade of 9.83 g/t, and 12,597 ounces of gold were sold at an average price of US$675 (CAN$725) per ounce. The cash cost per ounce declined to US$495 (CAN$498) during the current quarter compared with US$382 (CAN$411) in the same quarter last year and is in line with the Company’s forecasted production cash cost of US$450 to US$500 per ounce. During the current quarter, Richmont processed approximately 17,000 tonnes of custom milling ore at the Camflo Mill. Custom milling activity is expected to continue for the remainder of 2008.

During the first half of 2008, 59,759 tonnes of ore were processed at an average recovered grade of 8.69 g/t, and 16,705 ounces of gold were sold at an average price of US$928 (CAN$935) per ounce. In the first half of 2007, 69,574 tonnes of ore were processed at an average recovered grade of 8.41 g/t, and 18,808 ounces of gold were sold at an average price of US$691 (CAN$743) per ounce. The cash cost per ounce was US$542 (CAN$546) during the current period up from US$449 (CAN$483) in last year’s comparable period primarily due to higher mining and milling costs as well as the stronger Canadian dollar.

In 2008, the Company plans to complete 42,000 metres of drilling at the Beaufor Mine, of which 19,500 metres are dedicated to testing the Q Zone which was discovered last year. A total of 12,383 metres were drilled during the second quarter of 2008 and 19,989 metres were drilled during the first half of the year. The Company is approximately half-way through its planned drilling program for 2008 at Beaufor. Its objective is to identify sufficient reserves to continually replace production at this mine and to evaluate the potential of the zones discovered last year below the current mining infrastructures. Approximately $861 and $1,411 was invested in exploration work at the Beaufor Mine during the second quarter and first half of 2008, respectively.

East Amphi Mine

The East Amphi Mine ceased production at the end of the second quarter of 2007 following the depletion of the mine’s mineral reserves and was sold on June 29, 2007. During the three-month period ended June 30, 2007, 37,878 tonnes of ore were processed at an average recovered grade of 3.32 g/t, and 4,043 ounces of gold were sold at an average price of US$698 (CAN$750) per ounce. The cash cost was US$453 (CAN$487) per ounce for the second quarter of 2007. During the first half of 2007, 99,162 tonnes of ore were processed at an average recovered grade of 3.21 g/t, and 10,235 ounces of gold were sold at an average price of US$705 (CAN$758) per ounce. The cash cost was US$474 (CAN$509) per ounce for the first half of 2007.

08
JULY 31, 2008	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)

(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Exploration properties

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2008	2007	2008	2007
	$	$	$	$

Exploration costs - Mines
Beaufor Mine	861	488	1,411	848
Island Gold Mine	455	113	767	227
East Amphi Mine	-	1	-	18

	1,316	602	2,178	1,093

Exploration costs – Other properties
Golden Wonder property	1,340	51	1,814	148
Francoeur / Wasamac properties	59	113	99	135
Valentine Lake property	-	225	-	239
Camflo Northwest property	-	35	-	111
Other properties	2	1	10	24
Project evaluation	111	29	161	72

	2,828	1,056	4,262	1,822

Exploration tax credits	(4)	(137)	(357)	(293)
Reclassification of exploration tax credits from previous years	850	-	850	-

	3,674	919	4,755	1,529

Golden Wonder Project

The Company has completed the portal rehabilitation work at the Golden Wonder Project and is proceeding with exploration efforts to identify new mineralized zones. Drilling began at the end of July 2008 and is expected to continue through August. Richmont has initially planned 6 to 10 drill holes and expects to have lab results this fall. The Company previously announced its intention to acquire a 50% joint venture interest in the project, which is owned by LKA International (OTCBB: LKAI).

Valentine Lake Project

In May, Richmont finalized the parameters of a joint venture agreement with Mountain Lake Resources and completed plans for the project’s 2008 field work. Preliminary site work, including exploration mapping and road and bridge construction, recently started in preparation for a potential drilling program in 2009. Richmont has a 70% interest in the project. The main zone contains Inferred Resources of 1,314,780 tonnes at 8.50 g/t Au (cut at 58 g/t Au) for a total of 359,480 ounces of gold.

Francoeur and Wasamac properties

Considering the increase in the price of gold, Richmont is currently re-evaluating the potential of additional exploration at the past producing Francoeur Mine.

09
JULY 31, 2008	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)

(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

QUARTERLY REVIEW
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
	2008	2008	2007	2007	2007	2007	2006	2006

KEY FINANCIAL DATA
(thousands of CAN$)
Revenue	16,227	14,961	10,321	4,777	12,736	10,237	7,448	7,826

Net earnings (loss)	37	406	(986)	(1,481)	8,812	326	2,477	(438)

Cash flow from (used in) operations	1,326	2,543	(187)	3,678	4,747	3,318	(345)	855

Investment (disposal) in property, plant and equipment	857	825	2,576	2,011	(470)	2,054	5,246	8,112

KEY PER-SHARE DATA

Net earnings (loss)
basic and diluted (CAN$)	-	0.02	(0.03)	(0.06)	0.36	0.01	0.11	(0.02)

OUNCES OF GOLD SOLD	17,111	14,995	10,949	6,201	16,640	12,403	9,102	10,653

KEY DATA PER
OUNCE OF GOLD (US$)

Selling price	903	940	724	666	680	717	613	608

Average cash cost	633	692	556	590	399	537	547	502
Depreciation and depletion	73	71	79	73	114	99	85	51

Total cost	706	763	635	663	513	636	632	553

Summary of results for the last eight quarters

Revenue increased during each of the last four quarters compared with the corresponding quarter of the previous year, with the exception of the third quarter of 2007, when a five-week shut-down at the Beaufor Mine for the replacement of its headframe structure resulted in a decrease in total production. Year over year production increases, along with the rising price of gold, resulted in increased revenue in the other quarters. Production during the four quarters beginning with the 2006 third quarter was from the Beaufor and East Amphi mines, while production beginning with the fourth quarter of 2007 through the second quarter of 2008 was from the Beaufor and Island Gold mines. The East Amphi Mine ceased production at the end of the second quarter of 2007 following the depletion of the mine’s mineral reserves and the Island Gold Mine began commercial production during the fourth quarter of 2007.

Net earnings or losses on a quarterly basis are generally affected by the price of gold, operating expenses which vary according to the price of raw materials and energy, wages, the recovered grade of the ore being processed, and by mining and income taxes expensed or recovered.

The net loss in the fourth quarter of 2007 was primarily a result of an increase in exploration expense and higher operating costs as the Island Gold Mine commenced commercial production. The net loss for the third quarter of 2007 was attributed to higher exploration costs and the five-week shut-down at the Beaufor Mine, while the net loss for the third quarter of 2006 was a result of lower selling price, and lower recovered grade at Beaufor. During the second quarter of 2007, Richmont recorded a $7.4 million gain on the sale of the East Amphi property and a $3.2 million gain on the sale of assets in Newfoundland was recorded during the fourth quarter of 2006.

10
JULY 31, 2008	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)

(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

CASH AND CASH EQUIVALENTS

As of June 30, 2008, the Company had working capital of $36,543, compared with $33,970 as of December 31, 2007, primarily a result of a $3,869 increase in cash and cash equivalents generated by operating activities and by the proceeds from the disposal of short-term investments, net of others acquisitions, of $680, reduced by property, plant and equipment investments of $1,682 and share repurchases of $264. Cash and cash equivalents totalled $30,724 as of June 30, 2008, compared with $27,291 as of December 31, 2007.

The total advance to Patricia Mining Corp., the minority partner in the Island Gold Mine, was $2,625 as of June 30, 2008 compared with $3,375 as of December 31, 2007. An amount of $1,500 is included in accounts receivable at June 30, 2008 as it is reimbursable within the next twelve months. The total advance bears interest at prime rate plus 3% (effective rate of 7.75% as of June 30, 2008 and 9.00% as of June 30, 2007) and is to be reimbursed in 36 equal and consecutive monthly instalments, which started on April, 2007. This advance is secured by the 45% interest which the borrower has in the Island Gold Mine.

An amount of $455 included in accounts receivable which represents Patricia Mining Corp’s share of the November 2007 cash call of $90, the April 2008 cash call of $315 and accrued interest of $50 had not been settled as of June 30, 2008.

CAPITAL RESOURCES

During the second quarter of 2008, the Company issued 2,000 common shares following the exercise of options for a total cash consideration of $6, which brings the first half total to 9,000 common shares issued following the exercise of options, for a total cash consideration of $25.

Under its normal course issuer bid programs, which the Board of Directors deems an appropriate use of the Company’s funds considering the price of its common shares and the Company’s strong balance sheet and outlook, Richmont Mines bought back 69,500 common shares during the second quarter of 2008, for a total amount of $224, or an average price of $3.22 per share. During the first half of 2008, Richmont Mines bought back 80,700 common shares for a total amount of $264, or an average price of $3.27 per share. These shares were cancelled immediately after their repurchase.

After three years of active capital expenditures on its projects, Richmont Mines current investments forecast for its existing projects is limited and is expected to be funded with existing cash and cash equivalents and with cash flow generated by operating activities.

COMMITMENTS AND CONTINGENCY

The Company is subject to royalty payments on certain properties, should they enter commercial production.

11
JULY 31, 2008	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)

(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

On November 5, 2007 (with amendment dated December 21, 2007), the Company signed an agreement with LKA International, Inc. (“LKA”) to acquire an option with the intent of acquiring a 50% interest in the Golden Wonder property, located near Lake City, Colorado, USA. In accordance with the terms of the agreement, the Company paid an initial amount of US$150 to evaluate the Golden Wonder property. In December 2007, the Company exercised the option and paid an additional amount of US$150. The Company must invest a total amount of US$3 million prior to September 1, 2008, including exploration and development expenditures, the option payment of US$300 and transaction costs. In order to maintain its rights in an option and joint venture agreement to be signed no later than September 1, 2008, the Company is committed to subscribe to US$1.5 million in common shares of LKA. The Company will subsequently have the option to invest supplementary amounts of US$3 million (during an 8-month period starting September 1, 2008), US$6 million (during the following 24-month period) and a final amount of US$6 million (during the 24-month period ending on April 30, 2013) to earn its 50% interest in the property. In accordance with the agreement, the Company will receive 50% of the net proceeds of gold sales made during all phases on the project.

RELATED PARTY TRANSACTIONS

The Company has not entered into any transactions with related parties.

OFF-BALANCE-SHEET TRANSACTIONS

During the first six months of 2007 and 2008, the Company was not involved in any off-balance-sheet transactions.

NEW ACCOUNTING POLICIES

Capital disclosures

As of January 1, 2008, the Company adopted Section 1535 of the Handbook published by the Canadian Institute of Chartered Accountants (CICA), entitled “Capital disclosures”. This section establishes standards for disclosing information about an entity’s capital and how it is managed, which information is presented in note 12 of the consolidated financial statements.

Financial instruments – disclosures and presentation

As of January 1, 2008, the Company adopted two new CICA Handbook sections: Section 3862, “Financial instruments – disclosures” and Section 3863, “Financial instruments – presentation”. Together, these two sections replace Section 3861, “Financial instruments – disclosures and presentation”. These Sections require additional disclosure, particularly regarding the documentation of risks and have been included in note 13 of the quarterly consolidated financial statements.

Inventories

As of January 1, 2008, the Company adopted Section 3031, “Inventories”, of the Handbook which replaces Section 3030 and harmonizes the Canadian standards related to inventories with International Financial Reporting Standards (“IFRS”). This Section provides changes to the measurement and more extensive guidance on the determination of cost, including allocation of overhead; it reduces the number of methods available to determine cost; it requires impairment testing; and it expands the disclosure requirements to increase transparency. The adoption of Section 3031 changes the accounting policy for inventories and now supply inventories, precious metal and ore inventories are valued at the lower of average cost and net realizable value which had no effect on the Company’s consolidated financial statements.

12
JULY 31, 2008	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)

(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

FUTURE ACCOUNTING PRONOUNCEMENTS

In February 2008, the Accounting Standards Board (“AcSB”) announced that accounting standards in Canada are to converge with IFRS and that public companies will be required to present their financial statements, with comparative data, under these standards for fiscal years beginning on or after January 1, 2011. The Company is currently evaluating the impact of theses requirements on its consolidated financial statements.

SIGNIFICANT ACCOUNTING ESTIMATES

The preparation of financial statements requires the use of estimates and the formulation of hypotheses that have a significant effect on revenue and expenses as well as on the amounts of assets and liabilities. Elements such as mineral reserves, property, plant and equipment, asset retirement obligations, option-based compensation and future mining and income taxes are estimates that management considers the most important, those whose actual amounts could differ considerably and affect operating results. A detailed discussion of these estimates is given in the annual management’s discussion and analysis, dated March 31, 2008, and available on SEDAR (www.sedar.com).

FINANCIAL INSTRUMENTS

In order to minimize the risks associated with fluctuations in the price of gold and exchange rates, Richmont Mines may, from time to time, use derivative financial instruments and short-term gold hedging contracts. As of June 30, 2008 and 2007, Richmont Mines had no gold hedging contracts and no currency exchange contracts. For the six-month periods ended June 30, 2008 and June 30, 2007, no gain or loss related to derivative financial instruments or to gold hedging contracts was recorded in the financial statements.

GENERAL INFORMATION

The President and Chief Executive Officer and the Financial Director are responsible for disclosure controls and procedures (as defined in Multilateral Instrument 52-109 of the Canadian Securities Administrators) and have designed them, or had them designed under their supervision, to provide reasonable assurance that material information relating to the Company is communicated to them by others within the Company, especially during the period when reports that must be filed under the terms of Canadian securities law are being prepared.

The President and Chief Executive Officer and the Financial Director are also responsible for internal controls over financial reporting and have designed them, or had them designed under their supervision, to provide reasonable assurance that the financial information is reliable and that the financial statements have been prepared in accordance with Canadian GAAP. No major change has been made to the internal controls over financial reporting during the quarter ended June 30, 2008.

Risks and uncertainties

In the normal course of operations, the mining industry involves exposure to numerous risks that can affect the performance of companies such as Richmont Mines. A detailed discussion of these risks is given in the annual management’s discussion and analysis, dated March 31, 2008, and available on SEDAR (www.sedar.com).

13
JULY 31, 2008	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)

(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Regulation 43-101

The reserve and resource estimations of the Island Gold and the Beaufor mines as of December 31, 2007 were performed by qualified persons as defined by NI 43-101. For Island Gold Mine, the estimation was prepared by Ms. Nicole Rioux, Geo., of Genivar, and for Beaufor Mine by Richard Dubuc, P. Geo, an employee of Richmont Mines Inc. These reserves and resources estimations were supervised and reviewed by Mr. Jules Riopel, M.Sc. P. Geo., MBA, Director Geology and Exploration, an employee of Richmont Mines Inc.

The resources calculations of the Island Gold property, filed on November 2006, was performed by Ms. Nicole Rioux, Geo., and Mr. Michel Garon, Eng. of Genivar, two qualified persons as defined by NI 43-101. The reserves calculation of Beaufor Mine as of December 31, 2006 was prepared by qualified persons as defined under the terms of this standard and was supervised by Mr. François Chabot, Geo., of Golder and Associates, a qualified person under the terms of this standard.

Cautionary note to US investors concerning resource estimates

Resource estimates

The resource estimates in this Management’s Discussion and Analysis were prepared in accordance with Regulation 43-101, adopted by the Canadian Securities Administrators. The requirements of Regulation 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”). In this Management’s Discussion and Analysis, we use the terms “measured,” “indicated” and “inferred” resources. Although these terms are recognized and required in Canada, the SEC does not recognize them. The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that constitute “reserves.” Under United States standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. United States investors should not assume that all or any portion of a measured or indicated resource will ever be converted into “reserves.” Further, “inferred resources” have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and United States investors should not assume that “inferred resources” exist or can be legally or economically mined, or that they will ever be upgraded to a more certain category.

Compliance with Canadian securities regulations

This quarterly report is intended to comply with the requirements of the Toronto Stock Exchange and applicable Canadian securities legislation, which differ in certain respects from the rules and regulations promulgated under the United States Securities Exchange Act of 1934, as amended (“Exchange Act”), as promulgated by the SEC.

U.S. investors are urged to consider the disclosure in our annual report on Form 20-F, File No. 0-8806257, as filed with the SEC under the Exchange Act, which may be obtained from us (without cost) or from the SEC’s Web site: http://sec.gov/edgar.shtml.

14
JULY 31, 2008	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)

(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Forward-looking statements

This Management’s Discussion and Analysis contains forward-looking statements that include risks and uncertainties. When used in this Report, the words “estimate,” “project,” “anticipate,” “expect,” “intend,” “believe,” “hope,” “may” and similar expressions, as well as “will,” “shall” and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made. These forward-looking statements involve risks, uncertainties and other factors that in some cases have affected our historical results and could cause actual results in the future to differ significantly from the results anticipated in forward-looking statements made in this Report. Important factors that could cause such a difference are discussed in this Report, particularly in the section entitled “Risks and uncertainties,” which refers to the Company’s annual management’s discussion and analysis report dated March 31, 2008. You are cautioned not to place undue reliance on the forward-looking statements.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, the grade of ore mined and unforeseen difficulties in mining operations that could affect revenues and production costs. Other factors, such as uncertainties regarding government regulations, could also affect the results. Other risks may be detailed in Richmont Mines’ Annual Information Form, Annual Report and periodic reports.

Additional information and continued disclosure

This management’s discussion and analysis was prepared as of July 31, 2008. The Company regularly discloses additional information through news releases, quarterly and annual financial statements and its annual information form (“AIF”) on SEDAR’s Web site (www.sedar.com) and through Richmont Mines’ Web site (www.richmont-mines.com).

15
JULY 31, 2008	RICHMONT MINES INC.

CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) Second Quarter ended June 30, 2008

CONSOLIDATED STATEMENTS OF EARNINGS

	(in thousands of Canadian dollars)
(Unaudited)	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2008	2007	2008	2007
	$	$	$	$

REVENUE
Precious metals	15,553	12,168	29,747	21,734
Other	674	568	1,441	1,239

	16,227	12,736	31,188	22,973

EXPENSES
Operating costs	10,551	6,951	20,648	14,016
Royalties	361	189	708	282
Custom milling	358	-	358	-
Administration	835	833	1,662	1,636
Exploration and project evaluation (note 2)	3,674	919	4,755	1,529
Accretion expense - asset retirement obligations	43	45	86	89
Depreciation and depletion	1,434	2,302	2,639	3,933
Loss (gain) on disposal of mining assets	-	(7,381)	20	(7,475)

	17,256	3,858	30,876	14,010

EARNINGS (LOSS) BEFORE OTHER ITEMS	(1,029)	8,878	312	8,963

MINING AND INCOME TAXES	(1,238)	(184)	(515)	(307)

	209	9,062	827	9,270

MINORITY INTEREST	172	250	384	132

NET EARNINGS	37	8,812	443	9,138

NET EARNINGS PER SHARE (note 3)
basic and diluted	-	0.36	0.02	0.38

BASIC WEIGHTED AVERAGE NUMBER OF
COMMON SHARES OUTSTANDING (thousands)	24,030	24,219	24,042	24,231

The accompanying notes are an integral part of the consolidated financial statements.

17
JULY 31, 2008	RICHMONT MINES INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME AND DEFICIT

	(in thousands of Canadian dollars)
(Unaudited)	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2008	2007	2008	2007
	$	$	$	$

COMPREHENSIVE INCOME

Net earnings	37	8,812	443	9,138

Comprehensive income, net of income taxes:
Change in unrealized gain (loss) on available-for-sale investments	(116)	(84)	(372)	46
Realized gains on sale of available-for-sale investments included in earnings	(7)	(59)	(42)	(397)

	(123)	(143)	(414)	(351)

Comprehensive income	(86)	8,669	29	8,787

DEFICIT

BALANCE, BEGINNING OF PERIOD	(4,253)	(10,922)	(4,647)	(11,241)

Net earnings	37	8,812	443	9,138

Redemption of shares (note 8)	(47)	(36)	(59)	(43)

BALANCE, END OF PERIOD	(4,263)	(2,146)	(4,263)	(2,146)

ACCUMULATED OTHER COMPREHENSIVE INCOME

BALANCE, BEGINNING OF PERIOD	61	115	352	-

Adjustment due to the adoption of CICA Handbook Section 3855 for the cumulative unrealized gain on available-for-sale investments as of January 1st, 2007	-	-	-	323

Changes in other comprehensive income for the period	(123)	(143)	(414)	(351)

BALANCE, END OF PERIOD	(62)	(28)	(62)	(28)

The accompanying notes are an integral part of the consolidated financial statements.

18
JULY 31, 2008	RICHMONT MINES INC.

CONSOLIDATED BALANCE SHEETS

	(in thousands of Canadian dollars)
	June 30,	December 31,
	2008	2007
	$	$
	(Unaudited)	(Audited)

ASSETS

CURRENT ASSETS
Cash and cash equivalents	30,724	27,291
Short-term investments (note 4)	774	1,826
Accounts receivable (note 6)	3,377	2,859
Mining and income taxes receivable	1,903	1,677
Inventories (note 5)	6,195	5,438

	42,973	39,091

ADVANCE TO A MINORITY PARTNER (note 6)	1,125	1,875

PROPERTY, PLANT AND EQUIPMENT (note 7)	43,698	45,010

	87,796	85,976

LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued charges	5,906	5,005
Mining and income taxes payable	524	116

	6,430	5,121

ASSET RETIREMENT OBLIGATIONS	3,444	3,358

MINORITY INTEREST	14,937	14,238

FUTURE MINING AND INCOME TAXES	1,106	1,446

	25,917	24,163

SHAREHOLDERS’ EQUITY

Capital stock (note 8)	60,845	61,016
Contributed surplus (note 9)	5,359	5,092
Deficit	(4,263)	(4,647)
Accumulated other comprehensive income	(62)	352

	61,879	61,813

	87,796	85,976

Commitments (note 11)

The accompanying notes are an integral part of the consolidated financial statements.

19
JULY 31, 2008	RICHMONT MINES INC.

CONSOLIDATED STATEMENTS OF CASH FLOW

	(in thousands of Canadian dollars)
(Unaudited)	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2008	2007	2008	2007
	$	$	$	$

CASH FLOW FROM OPERATING ACTIVITIES
Net earnings	37	8,812	443	9,138
Adjustments for:
Depreciation and depletion	1,434	2,302	2,639	3,933
Stock-based compensation	135	159	276	282
Accretion expense - asset retirement obligations	43	45	86	89
Loss (gain) on disposal of mining assets	-	(7,381)	20	(7,451)
Gain on disposal of short-term investments	(7)	(59)	(42)	(397)
Minority interest	172	250	384	132
Future mining and income taxes	(165)	(316)	(339)	(563)

	1,649	3,812	3,467	5,163

Net change in non-cash working capital items (note 10)	(323)	935	402	2,902

	1,326	4,747	3,869	8,065

CASH FLOW FROM (USED IN) INVESTING ACTIVITIES
Short-term investments	42	34	680	718
Disposal of mining assets	41	2,331	55	2,488
Property, plant and equipment - Island Gold Mine	(566)	421	(1,041)	(1,555)
Property, plant and equipment - Beaufor Mine	(26)	(81)	(106)	(81)
Property, plant and equipment - East Amphi Mine	-	(34)	-	(34)
Other property, plant and equipment	(265)	164	(535)	86
Cash received from an advance to a minority partner	375	375	750	375
Trust account	-	(2,000)	-	(2,000)

	(399)	1,210	(197)	(3)

CASH FLOW USED IN FINANCING ACTIVITIES
Issue of common shares	6	5	25	183
Redemption of common shares	(224)	(247)	(264)	(333)
Contribution from a minority partner	-	-	-	135

	(218)	(242)	(239)	(15)

Net increase in cash and cash equivalents	709	5,715	3,433	8,047

Cash and cash equivalents, beginning of period	30,015	18,458	27,291	16,126

Cash and cash equivalents, end of period	30,724	24,173	30,724	24,173

The accompanying notes are an integral part of the consolidated financial statements.

20
JULY 31, 2008	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three-month periods ended June 30, 2008 and 2007 (in thousands of Canadian dollars)
(Unaudited)

Richmont Mines Inc. (the “Company”), incorporated under Part 1A of the Quebec Companies Act, is engaged in mining, exploration and development of mining properties, principally gold.

These unaudited interim consolidated financial statements have been prepared by the Company’s management. The external auditors have not examined these consolidated financial statements for the three-month and the six-month periods ended respectively on June 30, 2008 and 2007.

1.

Significant accounting policies

These consolidated financial statements reflect the accounts of the Company, its subsidiaries and its 55% interest in the Island Gold Mine, held through an unincorporated joint venture. The Company’s interest in the Island Gold Mine is consolidated using the principles of AcG-15. All inter-company transactions have been eliminated.

The accounting policies used and the application of these policies for the preparation of the interim consolidated financial statements are identical to those used in the preparation of the financial statements for the year ended December 31, 2007 except that the Company has adopted the following CICA guidelines effective January 1st, 2008. These unaudited consolidated financial statements should be read in conjunction with the most recent audited annual consolidated financial statements.

a)

Capital disclosures

In December 2006, the CICA issued Section 1535 of the Handbook, Capital Disclosure. This section establishes standards for disclosing information about an entity’s capital; i) qualitative information about an entity’s objectives, policies and processes for managing capital; ii) quantitative data about the various components of the Company’s capital; iii) the fact that the entity has complied with any capital requirements; and iv) if it has not complied, the consequences of such non-compliance. As a result of the adoption of this standard, note 12 has been added to these interim consolidated financial statements.

b)

Financial instruments – disclosure and presentation

In December 2006, the CICA issued Handbook Section 3862, Financial Instrument – Disclosures, and Handbook Section 3863, Financial Instruments – Presentation. Together, these two sections replace Handbook Section 3861, Financial Instruments – Disclosures and Presentation, and require additional disclosure, particularly regarding the documentation of risks. As a result of the adoption of this standard, note 13 has been added to these interim consolidated financial statements.

c)

Inventories

In June 2007, the CICA issued Handbook Section 3031, Inventories, which replaces Handbook Section 3030 and harmonizes the Canadian standards related to inventories with International Financial Reporting Standards (“IFRS”). This Section provides changes to the measurement and more extensive guidance on the determination of cost, including allocation of overhead; it reduces the number of methods available to determine cost; it requires impairment testing; and it expands the disclosure requirements to increase transparency. As results of the adoption of Section 3030, as of January 1st, 2008, inventories of supplies, ore and precious metals are valued at the lower of average cost and net realizable value. This change did not have any impact on these interim consolidated financial statements and on comparative data.

d)

Future accounting changes

In February 2008, the Accounting Standards Board (“AcSB”) announced that accounting standards in Canada are to converge with IFRS and that public companies will be required to present their financial statements, with comparative data, under these standards for fiscal years beginning on or after January 1st, 2011. The Company is currently evaluating the impact of these requirements on its consolidated financial statements.

21
JULY 31, 2008	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Three-month periods ended June 30, 2008 and 2007 (in thousands of Canadian dollars)
(Unaudited)

2.

Exploration and project evaluation

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2008	2007	2008	2007
	$	$	$	$

Beaufor Mine	861	488	1,411	848
Island Gold Mine	455	113	767	227
Golden Wonder property	1,340	51	1,814	148
Francoeur / Wasamac properties	59	113	99	135
Valentine Lake property	-	225	-	239
Camflo Northwest property	-	35	-	111
Other properties	2	2	10	42
Project evaluation	111	29	161	72

	2,828	1,056	4,262	1822

Exploration tax credits	(4)	(137)	(357)	(293)

Reclassification of exploration tax credits from previous years	850	-	850	-

	3,674	919	4,755	1,529

3.

Net earnings per share

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2008	2007	2008	2007
	$	$	$	$

Net earnings attributable to common shareholders ($)	37	8,812	443	9,138
Weighted average number of shares outstanding (thousands)	24,030	24,219	24,042	24,231
Effect of dilutive share purchase options (thousands)	-	-	-	-
Weighted average number of dilutive shares outstanding (thousands)	24,030	24,219	24,042	24,231

Basic and diluted earnings per share ($)	-	0.36	0.02	0.38

4.

Short-term investments

Short-term investments include investments in shares of publicly-traded companies and are recorded at market value as they are classified as available-for-sale financial assets.

22
JULY 31, 2008	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Three-month periods ended June 30, 2008 and 2007 (in thousands of Canadian dollars)
(Unaudited)

5.

Inventories

	June 30,	December 31,
	2008	2007
	$	$
		(Audited)

Precious metals	2,829	210
Ore	1,717	3,663
Supplies	1,649	1,565

	6,195	5,438

There was no write-down of inventories recognized as an expense and no reversal of write-down during the six-month period of 2008.

6.

Advance to a minority partner

The total advance to Patricia Mining Corp., the minority partner in the Island Gold Mine is $2,625 as of June 30, 2008 ($3,375 as of December 31, 2007). An amount of $1,500 is presented in accounts receivable as it is reimbursable within the next twelve months. The total advance bears interests at prime rate plus 3% (effective rate of 7.75% as of June 30, 2008 and effective rate of 9% as of June 30, 2007) and is to be reimbursed in 36 equal and consecutive monthly instalments, which started on April 1, 2007. This advance is secured by the 45% interest which the borrower has in the property jointly owned with the Company.

As of June 30, 2008, an amount of $455, included in accounts receivable which represents Patricia Mining Corp’s share of the November 2007 and April 2008 cash call of $405 and accrued interests of $50 had not been settled.

7.

Property, plant and equipment

	June 30, 2008			December 31, 2007
		Accumulated			Accumulated
		depreciation	Net book		depreciation	Net book
	Cost	and depletion	value	Cost	and depletion	value
	$	$	$	$	$	$
				(Audited)

Mining properties	1,442	841	601	1,442	818	624
Development costs a)	42,515	8,769	33,746	42,033	6,965	35,068
Buildings	5,735	2,177	3,558	5,502	1,973	3,529
Equipment	9,844	4,729	5,115	9,294	4,228	5,066
Asset retirement costs	1,930	1,252	678	1,930	1,207	723

Total	61,466	17,768	43,698	60,201	15,191	45,010

a)

For the period ended June 30, 2008, exploration tax credits of $326 were applied as an increase of development costs due to their cancellation ($350 were applied in 2007 as a reduction of development costs). Proceeds from precious metal sales from development activities of the Island Gold Property of $16,775 were applied as a reduction of development costs in 2007.

23
JULY 31, 2008	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Three-month periods ended June 30, 2008 and 2007 (in thousands of Canadian dollars)
(Unaudited)

8.

Capital stock

Authorized: Unlimited number of common shares with no par value

	Three months ended		Six months ended
	June 30, 2008		June 30, 2008
	Number		Number
	of shares	Amount	of shares	Amount
	(thousands)	$	(thousands)	$

Issued and paid: Common shares

Balance, beginning of period	24,049	61,014	24,053	61,016
Issue of shares for cash
Exercise of stock options a)	2	8	9	34
Redemption of shares b)	(69)	(177)	(80)	(205)

Balance, end of period	23,982	60,845	23,982	60,845

a)

Issue of shares

During the six-month period ended on June 30, 2008, the Company issued 9,000 common shares following the exercise of stock options and received cash proceeds in the amount of $25. Contributed surplus was reduced by $9 which represents the fair value of the exercised stock options.

b)

Redemption of shares

In December 2007, the Company made a normal course issuer bid to purchase its outstanding common shares. The Company may purchase between December 5, 2007 and December 4, 2008 up to 1,200,000 common shares, representing approximately 5% of the 24,053,353 common shares of the Company issued and outstanding on November 30, 2007.

During the three-month period ended June 30, 2008, the Company redeemed 69,500 common shares for $224 in cash. This transaction increased the deficit by $47.

During the six-month period ended June 30, 2008, the Company redeemed 80,700 common shares for $264 in cash. This transaction increased the deficit by $59.

c)

Stock Option Purchase Plan

A summary of the status of the Company’s Stock Option Purchase Plan as of June 30, 2008, and changes during the three-month and six-month periods then ended is presented below:

	Three months ended		Six months ended
	June 30, 2008		June 30, 2008
	Number of options (thousands)	Weighted average exercise price $	Number of options (thousands)	Weighted average exercise price $

Options outstanding, beginning of period	2,066	4.19	2,023	4.22
Granted	-	-	70	3.20
Exercised	(2)	2.74	(9)	2.74
Cancelled	-	-	(20)	4.04

Options outstanding, end of period	2,064	4.19	2,064	4.19

Exercisable options, end of period	1,107	4.74	1,107	4.74

24
JULY 31, 2008	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Three-month periods ended June 30, 2008 and 2007 (in thousands of Canadian dollars)
(Unaudited)

8.

Capital stock (continued)

The following table summarizes information about the Stock Option Purchase Plan at June 30, 2008:

	Options outstanding at June 30, 2008			Exercisable options at June 30, 2008
Exercise price	Number of options (thousands)	Weighted average remaining contractual life (years)	Weighted average exercise price $	Number of options (thousands)	Weighted average exercise price $

$2.74 to $3.20	911	3.9	2.99	271	2.95
$4.04 to $5.16	488	2.4	4.45	285	4.55
$5.30 to $6.60	665	1.6	5.65	551	5.72

	2,064	2.8	4.19	1,107	4.74

During the six-month period ended June 30, 2008, the Company granted 70,000 stock options (250,000 for the six-month period ended June 30, 2007) to senior executives and management. The weighted average fair value of these stock options at the grant date, calculated using the Black-Scholes option pricing model is $1.15 ($1.01 in 2007). The compensation costs were calculated using the Black-Scholes option pricing model with the following assumptions:

	June 30,	June 30,
	2008	2007

Risk-free interest rate	4.2%	3.9%
Expected life	4 years	4 years
Expected volatility	39%	37%
Expected dividend yield	0.0%	0.0%

For the six-month period ended June 30, 2008, the stock-based compensation costs charged to earnings amount to $276 ($282 in 2007). The contributed surplus was increased by the same amounts.

9.

Contributed surplus

	June 30, 2008	December 31, 2007
	$	$
		(Audited)

Balance, beginning of period	5,092	4,591

Stock-based compensation	276	575
Options exercised	(9)	(74)

Balance, end of period	5,359	5,092

25
JULY 31, 2008	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Three-month periods ended June 30, 2008 and 2007 (in thousands of Canadian dollars)
(Unaudited)

10.

Consolidated statements of cash flow

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2008	2007	2008	2007
	$	$	$	$

Change in non-cash working capital items

Accounts receivable	(59)	(98)	(203)	559
Mining and income taxes receivable (payable)	(319)	184	182	98
Inventories	129	916	(757)	2,162
Accounts payable and accrued charges	(74)	(67)	1,180	83

	(323)	935	402	2,902

Supplemental information
Cash received (paid) during the period:
Interests and variation on fair value on cash equivalents	293	345	660	623
Mining and income taxes	(588)	(134)	(588)	(49)

Item not affecting cash and cash equivalents:

Asset retirement obligation transferred to accounts payable and accrued charges	-	129	-	129

Change in accounts payable and accrued charges related to development projects and other property, plant and equipment	(18)	333	(279)	(195)

11.

Commitments

The Company is subject to pay royalties on 50% of the production of the Beaufor Mine at the rate of $30 per ounce produced based on the actual price of gold, a 3% royalty per ounce produced at the Island Gold Mine, and on other properties if such other properties are brought into commercial production.

On November 5, 2007 (with amendment dated December 21, 2007), the Company signed an agreement with LKA International, Inc. (“LKA”) to acquire an option with the intent of acquiring a 50% interest in the Golden Wonder property, located near Lake City, Colorado, USA. In accordance with the terms of the agreement, the Company paid an initial amount of US$150 to evaluate the Golden Wonder property. In December 2007, the Company exercised the option and paid an additional amount of US$150. The Company must invest a total amount of US$3 million prior to September 1, 2008, including exploration and development expenditures, the option payment of US$300 and transaction costs. In order to maintain its rights in an option and joint venture agreement to be signed no later than September 1, 2008, the Company is committed to subscribe to US$1.5 million in common shares of LKA. The Company will subsequently have the option to invest supplementary amounts of US$3 million (during an 8-month period starting September 1, 2008), US$6 million (during the following 24-month period) and a final amount of US$6 million (during the 24-month period ending on April 30, 2013) to earn its 50% interest in the property. In accordance with the agreement, the Company will receive 50% of the net proceeds of gold sales made during all phases on the project.

12.

Capital disclosures

The Company’s objectives when managing its capital are to safeguard the Company’s ability to continue as a going concern in order to support ongoing exploration programs and development of its mining assets, to provide sufficient working capital to meet its ongoing obligations and to pursue potential investments.

In the management of capital, the Company includes the components of shareholders’ equity, cash and cash equivalents as well as short-term investments.

26
JULY 31, 2008	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Three-month periods ended June 30, 2008 and 2007 (in thousands of Canadian dollars)
(Unaudited)

12.

Capital disclosures (continued)

The Company manages its capital structure and makes adjustments to it in accordance with the aforementioned objectives, as well as in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust its capital structure, the Company may purchase some of its shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents and short-term investments. The Company is not subject to externally imposed capital requirements. The Company’s management of capital remained unchanged since last period.

13.

Financial instruments and risk management

a)

Market risk

The Company is exposed to gold price fluctuations and to fluctuations of the U.S. dollar compared to the Canadian dollar. The market risks are the same as those of the previous period. The Company manages its exposure to these risks through the occasional use of derivative financial instruments and gold commodity contracts.

The Board of Directors approves all policies concerning the use of derivative financial instruments and gold sales contracts. The Company holds no financial instrument or derivative financial instrument for trading or speculative purposes.

b)

Foreign exchange risk

The price of gold is established in U.S. dollars; to manage its exposure due to the fluctuation of the U.S. dollar, the Company can occasionally enter into various types of foreign exchange contracts. During the semesters ended June 30, 2008 and 2007, the Company did not enter into any forward exchange contracts. In 2008, a portion of the Company’s exploration expenses were incurred in U.S. dollars due to the Golden Wonder Project.

The risk which the Company was exposed to June 30, 2008 established as:

	June 30, 2008	December 31, 2007
	US$	US$

Cash and cash equivalents	5,193	3,604
Accounts receivable	126	-
Accounts payable and accrued charges	(213)	-

Based on the above net exposures as of June 30, 2008, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against U.S. dollar would result in an increase or decrease of $511 in net earnings.

c)

Commodity price risk

For its gold production, the Company can reduce its risk of a decrease in the price of gold through the occasional use of forward sales contracts and put and call options. The risk of gold price is the same as the previous period. At June 30, 2008 and 2007, the Company did not enter into hedging contracts for its gold production.

d)

Credit risk

Financial instruments that expose the Company to market risk and concentration of credit risk consist primarily of cash and cash equivalents, accounts receivable, forward contracts and option contracts for currencies and gold, when used. The Company invests its cash and cash equivalents in high-quality securities issued by government agencies, financial institutions and major corporations, and limits the amount of credit exposure by diversifying its holdings. The Company is exposed to credit risk in the event of non-performance by counterparties in connection with, when applicable, its currency and gold forward option contracts and its hedging. The Company does not obtain any security to support financial instruments subject to credit risk but mitigates this risk by dealing only with a diverse group of financially sound counterparties and, accordingly, does not anticipate any loss for non-performance. The credit risks are the same as those of the previous period.

27
JULY 31, 2008	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Three-month periods ended June 30, 2008 and 2007 (in thousands of Canadian dollars)
(Unaudited)

13.

Financial instruments and risk management (continued)

e)

Fair value of financial instruments

The Company has classified its cash and cash equivalents as assets held-for-trading, its short-term investments as available-for-sale financial assets, its accounts receivable and the advance to a minority partner as loans and receivables, and its accounts payable and accrued charges as other financial liabilities as defined by the CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement.

The following table presents the carrying amounts and fair values of each financial instruments category:

	June 30, 2008		December 31, 2007
	Carrying	Fair	Carrying	Fair
	value $	value $	value $	value $

Held-for-trading financial assets
Cash and cash equivalents a)	30,724	30,724	27,291	27,291

Available-for-sale financial assets
Short-term investments b)	774	774	1,826	1,826

Loans and receivables
Accounts receivable a)	3,377	3,377	2,859	2,859
Advance to a minority partner c)	1,125	1,125	1,875	1,875

Other financial liabilities
Accounts payable and accrued charges a)	5,906	5,906	5,005	5,005

a)

The Company owns and assumes other assets and liabilities such as cash and cash equivalents, accounts receivable, as well as accounts payable and accrued charges. The fair value of these financial assets and liabilities approximates their book value as these items will be realized or paid within one year.

b)

The fair value of short-term investments in publicly-traded companies is the bid price and for the options issued by publicly-traded companies, the fair value is calculated using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 2.48%, expected life of 10 months and 13 months, expected volatility of 100% and no expected dividend yield.

c)

The fair value of the advance to a minority partner approximates its book value as it bears interest at a variable rate.

The variation on fair value on cash equivalents since January 1st, 2008 is $348 ($242 for the six-month period ended June 30, 2007).

14.

Comparative figures

Certain comparative figures provided for the period ended June 30, 2007 have been reclassified to conform with the presentation adopted for the period ended June 30, 2008.

15.

Segmented information

The Company operates gold mines at different sites in Quebec and Ontario. These sites are managed separately given their different locations. The Company assesses the performance of each segment based on earnings (loss) before other items. Accounting policies for each segment are the same as those used for the preparation of the consolidated financial statements.

28
JULY 31, 2008	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Three-month periods ended June 30, 2008 and 2007 (in thousands of Canadian dollars)
(Unaudited)

15.

Segmented information (continued)

	Three months ended June 30, 2008
			Exploration,
			corporate
	Quebec	Ontario	and others	Total
	$	$	$	$

Revenue	8,438	7,580	209	16,227

Mine operating costs and others	4,829	6,588	731	12,148
Exploration and project evaluation	1,017	464	2,193	3,674
Depreciation and depletion	485	884	65	1,434

Earnings (loss) before other items	2,107	(356)	(2,780)	(1,029)

Acquisition of property, plant and equipment	100	526	171	797

June 30, 2008
Current assets	8,074	3,840	31,059	42,973
Advance to a minority partner	-	-	1,125	1,125
Property, plant and equipment	4,352	37,339	2,007	43,698

Total assets	12,426	41,179	34,191	87,796

	Three months ended June 30, 2007
			Exploration,
			corporate
	Quebec	Ontario	and others	Total
	$	$	$	$

Revenue	12,198	17	521	12,736

Mine operating costs and others	7,237	10	771	8,018
Exploration and project evaluation	403	113	403	919
Depreciation and depletion	2,261	-	41	2,302
Gain on disposal of mining assets	(7,381)	-	-	(7,381)

Earning (loss) before other items	9,678	(106)	(694)	8,878

Sale of property, plant and equipment	(941)	(232)	-	(1,173)

December 31, 2007 (audited)
Current assets	5,741	2,341	31,009	39,091
Advance to minority partner	-	-	1,875	1,875
Property, plant and equipment	4,969	38,242	1,799	45,010

Total assets	10,710	40,583	34,683	85,976

29
JULY 31, 2008	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Three-month periods ended June 30, 2008 and 2007 (in thousands of Canadian dollars)
(Unaudited)

15.

Segmented information (continued)

	Six months ended June 30, 2008
			Exploration,
			corporate
	Quebec	Ontario	and others	Total
	$	$	$	$

Revenue	16,113	14,133	942	31,188

Mine operating costs and others	9,723	12,255	1,484	23,462
Exploration and project evaluation	1,453	783	2,519	4,755
Depreciation and depletion	889	1,616	134	2,639
Loss on disposal of mining assets	9	11	-	20

Earnings (loss) before other items	4,039	(532)	(3,195)	312

Acquisition of property, plant and equipment	272	713	342	1,327

June 30, 2008
Current assets	8,074	3,840	31,059	42,973
Advance to a minority partner	-	-	1,125	1,125
Property, plant and equipment	4,352	37,339	2,007	43,698

Total assets	12,426	41,179	34,191	87,796

	Six months ended June 30, 2007
			Exploration,
			corporate
	Quebec	Ontario	and others	Total
	$	$	$	$

Revenue	21,813	36	1,124	22,973

Mine operating costs and others	14,482	20	1,521	16,023
Exploration and project evaluation	745	227	557	1,529
Depreciation and depletion	3,855	-	78	3,933
Gain on disposal of mining assets	(7,453)	-	(22)	(7,475)

Earning (loss) before other items	10,184	(211)	(1,010)	8,963

Acquisition (sale) of property, plant and equipment	(957)	1,183	40	266

December 31, 2007 (audited)
Current assets	5,741	2,341	31,009	39,091
Advance to minority partner	-	-	1,875	1,875
Property, plant and equipment	4,969	38,242	1,799	45,010

Total assets	10,710	40,583	34,683	85,976

24
JULY 31, 2008	RICHMONT MINES INC.